Exhibit 12

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Earnings before income taxes and accounting changes	$5,015	$431	$6,510	$6,075	$4,922
Add: Interest expense	442	246	211	172	149
Add: Interest factor in rental expense	278	296	304	281	253

Total earnings	$5,735	$973	$7,025	$6,528	$5,324

Fixed charges:
Interest expense	$442	$246	$211	$172	$149
Interest capitalized	48	67	48	32	25
Interest factor in rental expense	278	296	304	281	253

Total fixed charges	$768	$609	$563	$485	$427

Ratio of earnings to fixed charges	7.5	1.6	12.5	13.5	12.5